Exhibit 99.1

Nanobiotix: Statement of Total Voting Rights and Shares Forming the Company’s Share Capital

In accordance with Articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulations of the Autorité des Marchés Financiers (French Financial Markets Authority)

PARIS--(BUSINESS WIRE)--October 8, 2021--Regulatory News:

Nanobiotix (Paris:NANO) (NASDAQ:NBTX):

Market: Euronext Paris
Compartment: B
ISIN code: FR0011341205
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, gross (1)	Total voting rights, net (2)
September 30, 2021	34,825,872	35,999,889	35,986,273

(1) The total number of gross (or “theoretical”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

(2) The total number of net (or “exercisable at a Shareholders’ Meeting”) voting rights is calculated without taking into account shares for which voting rights have been suspended. It is released in order to ensure that the public is properly informed, in accordance with the AMF recommendation of July 17, 2007.

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About NANOBIOTIX : http://www.nanobiotix.com

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity.

The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life. Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at http://www.nanobiotix.comor follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Nanobiotix Communications
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Nanobiotix Investor Relations
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Dan Childs
+1 (781) 888-5106
dan.childs@porternovelli.com